FORM 51-102F3

MATERIAL CHANGE REPORT

1.  Name and Address of Company

Zentek Ltd. (formerly, ZEN Graphene Solutions Ltd.) (the "Company" or "Zentek")

24 Corporate Court

Guelph, Ontario

N1G 5G5

2.  Date of Material Change

December 8, 2022

3.  News Release

A press release disclosing the material change was released on December 7, 2022, through the facilities of AccessWire.

4.  Summary of Material Change

On December 6, 2022, the Company was granted Patent Number 3,152,759 for its ZenGUARD™ technology, "graphene-silver composites and uses for same as an antimicrobial composition."

5.  Full Description of Material Change

On December 6, 2022, it was granted Patent Number 3,152,759 for its ZenGUARD™ technology, "graphene-silver composites and uses for same as an antimicrobial composition."

The patent was granted by the Canadian Intellectual Property Office ("CIPO") and has a term of 20 years from the filing date, or in this instance, until September 20th, 2041.  This follows the Company's announcement on September 16, 2022, pertaining to the allowance of this patent, applicable to the use of its ZenGUARD™ technology on personal protective equipment ("PPE") and heating, ventilation, and air conditioning ("HVAC") applications. Zentek is continuing to work with its IP counsel to prepare patent applications to protect its commercial rights in all global jurisdictions of interest.

6.  Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

7. Omitted Information

No significant facts have been omitted from this Material Change Report.

8.  Executive Officer

For further information, contact Dr. Francis Dube, Executive Chairman of the Company at 1-844-730-9822 or fdube@zentek.com

9.  Date of Report

This report is dated at Toronto, this 8th day of December, 2022.

Cautionary Statement Regarding Forward-Looking Information

This material change report contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this material change report are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this material change report, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.